

# Don Tannenbaum · 3rd

Co-Founder at XCINEX

Agoura Hills, California, United States · 500+ connections ·

**Contact info**

 **XCINEX**

**Vanderbilt University**

## Experience



### Co-Founder
XCINEX · Full-time
Aug 2017 – Present · 3 yrs 8 mos

### Owner
Tannenbaum Entertainment Consulting
Jul 2017 – Present · 3 yrs 9 mos
Agoura Hills, CA

Entertainment Industry Consultant focusing on Film related businesses.

### Sr. VP Sales Operations & New Technology
Warner Bros. Pictures
Mar 1976 – Aug 2017 · 41 yrs 6 mos

## Education



### Vanderbilt University



## Skills & endorsements

### Digital Media · 47

 Endorsed by **Alan Buckman and 2 others who are highly skilled at this**

### Entertainment · 41

 Endorsed by **7 people who know Entertainment**

### Film · 34

**Carl Dreifuss and 33 connections** have given endorsements for this skill

**Show more** ⌄



